SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 24, 2022

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2022	Shaw Communications Inc.

	By:	/s/ Trevor English
	Name:	Trevor English
	Title:	Executive Vice President, Chief Financial &
Corporate Development Officer
Shaw Communications Inc.

MEDIA RELEASE

SHAW COMMUNICATIONS COMMENTS ON CRITICAL MILESTONE

TOWARD CLOSING TRANSACTION WITH ROGERS COMMUNICATIONS:

CRTC APPROVES TRANSFER OF BROADCASTING UNDERTAKINGS

TO ROGERS

CALGARY, March 24, 2022 – Shaw Communications Inc. (Shaw) today said the Canadian Radio-television and Telecommunications Commission’s (CRTC) comprehensive review and approval of the transfer of Shaw’s licenced broadcasting undertakings to Rogers Communications Inc. (Rogers) marks an important milestone towards both companies combining successfully.

Brad Shaw, Executive Chair & CEO of Shaw commented on today’s ruling:

“We appreciate the CRTC’s thoughtful inquiry and remain committed to working with government and regulators to achieve a successful completion of our proposed transaction with Rogers.

Today’s announcement is a critical milestone in the journey we are taking towards all regulators approving the combination of our two companies. Our team is continuing to work toward completing the thorough regulatory reviews that remain underway to deliver our shareholders the value they expect to receive upon closing, expected to be in the first half of 2022.

Shaw’s employees continue to focus on our near-term priorities, balancing subscriber growth and profitability while investing in our networks and delivering better customer experiences across our businesses.

Together, with Rogers, we all look forward to bringing to Canadians the important benefits of the combined company – including access to high-quality, next-generation networks, increased competition, and greater connectivity to rural, remote and Indigenous communities throughout Western Canada.”

The transaction remains subject to other customary closing conditions including approvals from the Competition Bureau and Innovation, Science and Economic Development Canada. Shaw and Rogers continue to work cooperatively and constructively in order to secure the requisite approvals.

Cautionary Statement Regarding Forward Looking Statements:

This news release includes “forward-looking statements” within the meaning of applicable securities laws, including statements about: the potential timing and anticipated receipt of required regulatory approvals; the anticipated timing for closing of the transaction; expected growth in subscribers and the products/services to which they subscribe; and the anticipated benefits of the transaction.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change and readers should refer to Shaw’s publicly filed reports for a description of such assumptions and risks. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date.

Forward-looking information is provided herein for the purpose of giving information about the proposed transaction referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes. The completion of the above-mentioned proposed transaction is subject to certain closing conditions, termination rights and other risks and uncertainties including, without limitation, regulatory approvals. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions contemplated in this news release. The proposed transaction could be modified, restructured or terminated. In addition, if the transaction is not completed, and Shaw and Rogers continue as independent entities, there are risks that the announcement of the transaction and the dedication of substantial resources of Shaw to the completion of the transaction could have an impact on Shaw’s current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of Shaw.

All forward-looking statements are made pursuant to the “safe harbour” provisions of the applicable Canadian and United States securities laws. Shaw is under no obligation (and Shaw expressly disclaims any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

About Shaw

Shaw is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca

For media inquiries, please contact:

Shaw Communications Inc.

Chethan Lakshman, VP, External Affairs

(403) 930-8448

chethan.lakshman@sjrb.ca